Exhibit (d)(12)
CALAMOS INVESTMENT TRUST
March 26, 2010
Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563
Ladies and Gentlemen:

Re:	Management Agreement
Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust have established an additional sub-trust, designated Calamos Discovery Growth Fund (the “New Fund”), and have appointed you as Manager to act as manager and investment adviser to that Sub-Trust on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to the New Fund shall be calculated as follows:
The base fee rate shall be at the annual rate of 1.00% of the first $500 million of the average daily net assets; 0.90% of the next $500 million of the average daily net assets; and 0.80% in excess of $1 billion.
     Please sign below to evidence the acceptance of your appointment as Manager for the Sub-Trust designated Calamos Discovery Growth Fund, as set forth above and in the Agreement.

Very truly yours, CALAMOS INVESTMENT TRUST
By:	/s/ Stathy Darcy
Stathy Darcy
Secretary

     Appointment as Manager for the Sub-Trust designated Calamos Discovery Growth Fund, as set forth above and in the Agreement is accepted this ___day of March 2010.

CALAMOS ADVISORS LCC
By:	/s/ Nimish S. Bhatt
Nimish S. Bhatt
Senior Vice President, Director of Operations